b) 21.1 SUBSIDIARIES OF THE REGISTRAINT

The Company has one subsidiary, CALIFORNIA ELECTRIC AUTOMOBILE COMPANY, INC., which is incorporated in the State of California.

The Subsidiary does business under the name
"California Electric Automobile Company, Inc."
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